SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                    PATHFINDER BANCORP, INC.
                         (Name of Issuer)

              COMMON STOCK, $.10 PAR VALUE PER SHARE
                  (Title of Class of Securities)

                           70320A 10 3
                          (CUSIP Number)


                        Alan Schick, Esq.
               Luse Lehman Gorman Pomerenk & Schick
                    A Professional Corporation
                            Suite 400
                   5335 Wisconsin Avenue, N.W.
                     Washington, D.C.  20015
                          (202) 274-2000
      (Name, Address, Telephone number of Person Authorized
              to Receive Notices and Communications)



                         December 30, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.   / /


                  (Continued on following pages)
                        Page 1 of 6 Pages

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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    Pathfinder Bancorp, M.H.C.      EIN: 161495533

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    OO - Shares of Common Stock of Oswego City Savings Bank held by the Reporting Person were converted into shares of Common Stock of Pathfinder Bancorp, Inc.

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    Not Applicable.

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    1,552,500

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    -0-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    1,552,500

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,552,500

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54%

14. TYPE OF REPORTING PERSON

    HC

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Item 1.  Security and Issuer

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.10 par value per share
("Common Stock"), of Pathfinder Bancorp, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 214 West First Street, Oswego, New
York.

Item 2.  Identity and Background

     This Schedule is filed on behalf of Pathfinder Bancorp, M.H.C., a New York chartered mutual holding company (the "Company"). The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The business address of the Company is 214 West First Street, Oswego, New York.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors

     Chris C. Gagas is Chairman, President and Chief Executive
Officer of the Company, and its principal subsidiary, Oswego City
Savings Bank ( the"Bank"). Mr. Gagas has served as an officer of the Company since 1986.

     Chris R. Burritt is the president and general manager of R.M. Burritt Motors, Inc./Chris Cross, Inc., an automobile dealership located in Oswego, New York.

     Raymond W. Jung is retired. Previously Mr. Jung was the owner of Raymond's Jewelers in Oswego, New York.

     Bruce E. Manwaring is retired. Previously, Mr. Manwaring was the owner and manager of Oswego Printing Company, Inc., a commercial printing company located in Oswego, New York.

     L. William Nelson, Jr. is the owner and manager of Nelson
Funeral Home located in Oswego, New York.

     Victor S. Oakes is retired. Previously, Mr. Oakes was a plant manager at Hammermill Paper Company in Oswego, New York.

     Lawrence W. O'Brien is presently the project coordinator with Neal-O'Brien Building and Materials Corporation located in Oswego, New York. Until 1989, Mr. O'Brien was Chairman of the Board and President of Neal-O'Brien Building and Materials Corporation.

     Janette Resnick is the Executive Director of Oswego
Opportunities, a private, not for profit human services agency located in Oswego, New York.

     Corte J. Spencer is the Chief Executive Officer and
Administrator of Oswego Hospital located in Oswego, New York.

Executive Officers Who Are Not Directors

Name                     Positions held With the Company

Anita J. Austin          Internal Auditor
Melissa A. Dashnau       Vice President, Secretary
James A. Dowd, CPA       Controller

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W. David Schermerhorn    Executive Vice President-Lending
Thomas W. Schneider      Executive Vice President and Chief
                         Financial Officer

(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

     In September 1997, the Issuer was formed for the purpose of becoming the stock holding company of Oswego City Savings Bank (the "Bank"). Pursuant to an Agreement and Plan of Reorganization (the "Agreement") that was approved by the New York Banking Department, the Bank became a wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company. Upon completion of the transactions contemplated by the Agreement, each outstanding share of Common Stock, par value $1.00 per share, of the Bank was converted into one share of Common Stock, par value $.10 per share, of the Issuer.

     Information with respect to conversion of Common Stock by the Insiders has been filed with the SEC pursuant to Section
16(a) of the Exchange Act.

Item 4.  Purpose of Transaction

     The purpose of the establishment of the stock holding company and conversion of shares of the Issuer's Common Stock reported herein is for the facilitation of acquisition of other financial institutions, the repurchase of common stock and the diversification of holding company operations. However, while the Company intends to exercise its rights as majority stockholder, and other than as disclosed below, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     On September 5, 1997, Oswego City Savings Bank (the "Bank"), the Issuer's wholly-owned subsidiary entered into an Agreement and Plan of Merger (the "Merger Agreement") with Oswego County Savings Bank ("County Savings") providing for the merger County Savings with and into Bank with the Bank as the surviving institution (the "Merger"). County Savings is a New York chartered mutual savings bank located in Oswego, New York.

     The Merger Agreement provides that additional shares of the Issuer's Common Stock equal to the fair value of County Savings will be transferred to the Company. The transfer of additional shares of the Common Stock to the Company is intended to represent the value of the interest of the depositors of County Savings that is being transferred

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to the Bank.  Minority Shareholders' equity interests will be significantly diluted as a result of the Merger. At this time however, it is impossible to quantify the extent of the dilution Minority Shareholders will experience in their equity interest. Such dilution will depend upon the fair value of County Savings as determined by an independent appraisal, and the market price of the Common Stock preceding the completion of the Merger. An independent appraisal firm will determine the fair value of County Savings as if County Savings were forming a mutual holding company and conducting a minority stock offering.

     The Merger is subject to various conditions, including receipt of regulatory approvals from the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the New York Banking Department, as well as receipt of approval of the Company's shareholders and if necessary County Savings' depositors. As a result of regulatory review the terms of the Merger may be significantly modified.

     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer

     a. As of February 6, 1998, the Company directly and beneficially owned 1,552,500 shares of the Issuer's Common Stock, which represented 54% of the issued and outstanding shares of Common Stock on such date and reflects a recent 3 for 2 stock split in the form of a stock dividend. Information with respect to the number and percentage of shares owned by Insiders has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

     b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it, subject to the requirement under New York law that the Company at all times hold a majority of the shares of the Issuer's issued and outstanding Common Stock. Information with respect to the voting and dispositive power of Insiders with respect to the Issuer's Common Stock has been filed with the SEC pursuant to
Section 16(a) of the Exchange Act.

     c. The Company has not effected any transaction in the Issuer's Common Stock within the past 60 days. Information with respect to transactions by Insiders with respect to the Issuer's Common Stock has been or will be filed with the SEC pursuant to
Section 16(a) of the Exchange Act.

     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock. Certain insiders have received options and recognition plan share awards. Such options and stock awards are reflected in such insider reports filed with the SEC pursuant to Section 16(a) of the Exchange Act.

Item 7.  Material to be Filed as Exhibits

     None.

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                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                       PATHFINDER BANCORP, M.H.C.


                       By:/s/ Tom Schneider
                          ---------------------------------------
                          Tom Schneider
                          Executive Vice President


Date: February 10, 1998